UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  NETGEAR, INC.
                                  -------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    64111Q104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                              Exhibit List: Page 10

                                  SCHEDULE 13G

CUSIP No.  64111Q104                                          Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  HALYARD CAPITAL FUND, LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,146,929
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,146,929
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,929

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  7.52%

12       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13G

CUSIP No.  64111Q104                                          Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  HALYARD FUND GP, LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,146,929
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,146,929
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,929

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  7.52%

12       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13G

CUSIP No.  64111Q104                                          Page 4 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  HALYARD ADVISORS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,146,929
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,146,929
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,929

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  7.52%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No.  64111Q104                                          Page 5 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  HALYARD PRINCIPALS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,146,929
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,146,929
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,929

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  7.52%

12       Type of Reporting Person (See Instructions)

                  OO

                                                              Page 6 of 11 Pages


Item 1(a)         Name of Issuer:

                  NetGear, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  4500 Great America Parkway, Santa Clara, CA  95054

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Halyard Capital Fund, LP ("Halyard Capital");

                  ii)  Halyard Fund GP, LP ("Halyard GP");

                  iii) Halyard Advisors, LLC ("Halyard Advisors"); and

                  iv)  Halyard Principals, LLC ("Halyard Principals").

                  This statement relates to Shares (as defined herein) held for the account of the Halyard Capital. Halyard GP is the general partner of Halyard Capital. The general partner of Halyard GP is Halyard Advisors. The investment member of Halyard Advisors is Halyard Principals. Each of Halyard GP, Halyard Advisors and Halyard Principals may be deemed to have voting and dispositive power over the Shares held for the account of Halyard Capital.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 3 Times Square, 29th Floor, New York, NY 10036.

Item 2(c)         Citizenship:

                  1) Halyard Capital is a Delaware limited partnership.

                  2) Halyard GP is a Delaware limited partnership.

                  3) Halyard Advisors is a Delaware limited liability company.

                  4) Halyard Principals is a Delaware limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common stock, $0.001 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  64111Q104

                                                              Page 7 of 11 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of Halyard Capital, Halyard GP, Halyard Advisors and Halyard Principals may be deemed the beneficial owner of 2,146,929 Shares held for the account of Halyard Capital.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Halyard Capital, Halyard GP, Halyard Advisors and Halyard Principals may be deemed to beneficially own constitutes 7.52% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 28,541,316 as of November 7, 2003).

Item 4(c)         Number of shares as to which such person has:

Halyard Capital
(i)       Sole power to vote or direct the vote:                       2,146,929
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        2,146,929
(iv)      Shared power to dispose or to direct the disposition of              0

Halyard GP
(i)       Sole power to vote or direct the vote:                       2,146,929
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        2,146,929
(iv)      Shared power to dispose or to direct the disposition of              0

Halyard Advisors
(i)       Sole power to vote or direct the vote:                       2,146,929
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        2,146,929
(iv)      Shared power to dispose or to direct the disposition of              0

                                                              Page 8 of 11 Pages


Halyard Principals
(i)       Sole power to vote or direct the vote:                       2,146,929
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        2,146,929
(iv)      Shared power to dispose or to direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  i) The partners of Halyard Capital, including Halyard GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Halyard Capital in accordance with their ownership interests in Halyard Capital.

                  ii) The partners of Halyard GP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Halyard GP in accordance with their ownership interests in Halyard GP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                              Page 9 of 11 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2004              HALYARD CAPITAL FUND, LP

                                    By: Halyard Fund GP, LP,
                                        Its General Partner

                                    By: Halyard Advisors, LLC,
                                        Its General Partner

                                    By: Halyard Principals, LLC,
                                        Its Investment Member

                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member

Date: February 9, 2004              HALYARD FUND GP, LP

                                    By: Halyard Advisors, LLC,
                                        Its General Partner

                                    By: Halyard Principals, LLC,
                                        Its Investment Member

                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member

Date: February 9, 2004              HALYARD ADVISORS, LLC

                                    By: Halyard Principals, LLC,
                                        Its Investment Member

                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member

Date: February 9, 2004              HALYARD PRINCIPALS, LLC


                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.      Joint Filing Agreement dated as of February 9, 2004,
        by and among Halyard Capital Fund, LP, Halyard Fund
        GP, LP, Halyard Advisors, LLC, and Halyard Principals, LLC........... 11

                                                             Page 11 of 11 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of NetGear, Inc., dated as of February 9, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 9, 2004              HALYARD CAPITAL FUND, LP

                                    By: Halyard Fund GP, LP,
                                        Its General Partner

                                    By: Halyard Advisors, LLC,
                                        Its General Partner

                                    By: Halyard Principals, LLC,
                                        Its Investment Member

                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member

Date: February 9, 2004              HALYARD FUND GP, LP

                                    By: Halyard Advisors, LLC,
                                        Its General Partner

                                    By: Halyard Principals, LLC,
                                        Its Investment Member

                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member

Date: February 9, 2004              HALYARD ADVISORS, LLC

                                    By: Halyard Principals, LLC,
                                        Its Investment Member

                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member

Date: February 9, 2004              HALYARD PRINCIPALS, LLC


                                    By: /s/ Robert B. Nolan, Jr.
                                        --------------------------------
                                        Name:  Robert B. Nolan, Jr.
                                        Title: Special Managing Member